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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                AMENDMENT NO.8
                                      TO
                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
                          (PURSUANT TO SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)


                              AST RESEARCH, INC.
                             (Name of the Issuer)

                         SAMSUNG ELECTRONICS CO., LTD.

                              AST RESEARCH, INC.
                      (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                        (Title of Class of Securities)

                                   001907104

                     (CUSIP Number of Class of Securities)

                                 -----------

           Jae Chang Lee, Esq.                Randall G. Wick, Esq.
      Samsung Electronics Co., Ltd.             AST Research, Inc.
         Samsung Main Building                 16215 Alton Parkway
    250, 2-Ka, Taepyung-Ro, Chung-Ku         Irvine, California 92718
          Seoul, Korea 100-742                    (714) 727-7777
           011-82-2-727-7100

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Persons Filing Statement)

                                  COPIES TO:

   Thomas D. Magill, Esq.                  Henry Lesser, Esq.                         Gary J. Singer, Esq.
Gibson, Dunn & Crutcher LLP               Irell & Manella LLP                        O'Melveny & Myers LLP
Jamboree Center, 4 Park Plaza       333 South Hope Street, Suite 3300        616 Newport Center Drive, Suite 1700
  Irvine, California 92614            Los Angeles, California 90071            Newport Beach, California 92660
       (714) 451-3800                        (213) 620-1555                            (714) 760-9600
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     This Amendment No. 8 amends and supplements the Rule 13e-3 Transaction
Statement on Schedule 13E-3 dated April 21, 1997 (the "Schedule 13E-3") of
Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), and AST
Research, Inc., a Delaware corporation (the "Company"), filed in connection with the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock") and the associated preferred stock purchase rights (the "Rights" and together with the
Common Stock, the "Shares") issued pursuant to the Company's Amended and
Restated Rights Agreement, dated January 28, 1994, between the Company and
American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the
Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by
Samsung or its affiliates at $5.40 per Share, net to the seller in cash, as set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase")
and the related Letter of Transmittal.

     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 13E-3.

Item 4.     TERMS OF THE TRANSACTION

     Item 4(a) is hereby amended and supplemented by addition of the following information thereto:

     On August 8, 1997, Purchaser issued a press release announcing that the Offer expired at 5:00 p.m., New York City time, on Friday, August 8, 1997.

     A copy of the press release issued by Purchaser is filed as Exhibit (a)(15) to Purchaser's Tender Offer Statement on Schedule 14D-1 dated April 21, 1997, as amended (the "Schedule 14D-1"), and is incorporated herein by reference.

Item 17.    MATERIAL TO BE FILED AS EXHIBITS

     Item 17 is hereby amended and supplemented by addition of the following exhibit thereto:

       (d)(15)  Press release, dated August 8, 1997, issued by Purchaser
(incorporated herein by reference to Exhibit (a)(15) to the Schedule 14D-1.)


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                                  SIGNATURES


     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       AST RESEARCH, INC.

                                       By:    /s/Koon Shik Choi
                                              ------------------------
                                       Name:  Koon Shik Choi
                                       Title: Chief Financial Officer

                                       SAMSUNG ELECTRONICS CO., LTD.

                                       By:    /s/Jae Chang Lee
                                              ------------------------
                                       Name:  Jae Chang Lee
                                       Title: Director/General Legal Counsel

Dated: August 11, 1997


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                                 EXHIBIT INDEX
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Exhibit No.         Description of Exhibit
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(d)(15)             Press release, dated August 8, 1997, issued by Purchaser
                    (incorporated herein by reference to Exhibit (a)(15) to the
                    Schedule 14D-1.)

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